UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

8/F, T3 Xihuan Plaza, 1 Xizhimenwai Avenue, Xicheng District,

Beijing 100044, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains our unaudited financial results as of and for the three months ended September 30, 2012 and a discussion of these results which we previously publicly released on November 12, 2012.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-181407).

Third Quarter 2012 Results

SouFun reported total revenue of US$127.2 million for the third quarter of 2012, representing an increase of 17.1% from the corresponding period in 2011.

Revenue from marketing services was US$79.7 million for the third quarter of 2012, a slight decrease of 2.4% from the corresponding period in 2011, due primarily to an offset by the rapid growth of SouFun membership services which have been mainly tested in Beijing, Shanghai and ten other major cities in China.

Revenue from listing services was US$20.3 million for the third quarter of 2012, an increase of 23.6% from the corresponding period in 2011 primarily due to the general recovery in the secondary real estate market and new revenue from SouFun Online Shop which has been tested mainly in ten major cities in China, including Beijing and Shanghai.

Revenue from e-commerce services was US$25.6 million for the third quarter of 2012, a substantial increase from US$9.5 million for the same period in 2011 due to the increasing market acceptance of SouFun membership services. We began offering paid SouFun membership services to property buyers to facilitate their transactions with property developers from the second quarter of 2011.

Revenue from other value-added services and products was US$1.6 million for the third quarter of 2012, an increase of 61.3% from the corresponding period in 2011.

Cost of revenue was US$20.8 million for the third quarter of 2012, a slight increase of 1.1% from the corresponding period in 2011 due primarily to effective cost control.

Gross margin was 83.6% for the third quarter of 2012, compared with 81.0% for the corresponding period in 2011.

Operating expenses were US$40.1 million for the third quarter of 2012, an increase of 7.7% from the corresponding period in 2011.

Selling expenses were US$20.6 million for the third quarter of 2012, an increase of 5.6% from the corresponding period in 2011 due primarily to increased staff cost.

General and administrative expenses were US$19.5 million for the third quarter of 2012, an increase of 10.1% from the corresponding period in 2011, due primarily to increased staff cost.

Operating income was US$66.3 million for the third quarter of 2012, an increase of 30.6% from the corresponding period in 2011.

Income tax expense was US$20.0 million for the third quarter of 2012, an increase of 86.2% compared to US$10.8 million for the corresponding period in 2011, due primarily to the fact that US$5.5 million withholding tax was accrued in the third quarter of 2012.

Net income attributable to shareholders was US$49.2 million for the third quarter of 2012, an increase of 14.7% from the corresponding period in 2011. Earnings per fully diluted share was US$0.61 for the third quarter of 2012, compared with US$0.52 for the corresponding period in 2011.

As of September 30, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the effect from available-for-sale securities) of US$144.5 million, compared to US$158.3 million as of December 31, 2011. This reflected the payment of US$79.0 million in cash in a dividend of US$1.00 per share to shareholders in the third quarter. Cash flow from operating activities was US$55.2 million for the third quarter of 2012, compared to US$41.2 million for the same period of 2011.

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheet

( in U.S. dollars in thousands )

	September 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	135,042	150,414
Restricted cash, current	35,587	35,814
Short-term investments	10,305	8,592
Accounts receivable, net	54,956	27,697
Customer accounts	14,849	—
Prepayment and other current assets	8,002	9,695
Loan receivable	—	26,143
Amounts due from related parties	602	1,595
Deferred tax assets, current	1,596	1,602

Total current assets	260,939	261,552

Non-current assets:
Property and equipment, net	78,956	68,064
Restricted cash, non-current portion	355,818	247,631
Deferred tax assets, non current	946	1,407
Deposit for non-current assets	9,258	—
Other non-current assets	10,734	1,717

Total non-current assets	455,712	318,819

Total assets	716,651	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	351,320	255,570
Deferred revenue	103,160	73,620
Accrued expenses and other liabilities	73,937	52,490
Dividend payable	—	51,969
Income tax payable	17,520	16,158

Total current liabilities	545,937	449,807
Non-current liabilities:
Deferred tax liabilities, non-current	55,002	38,581

Total non-current liabilities	55,002	38,581

Total Liabilities	600,939	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650 ) with par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 79,043,477 (Class A-54,706,827 and Class B 24,336,650 ) with par value of US$10,150 (Class A-US$7,025 and Class B-US$3,125) shares issued and outstanding as of December 31, 2011 and September 30, 2012))	10,150	10,032
Additional paid-in capital	58,268	49,838
Accumulated other comprehensive income	20,108	21,853
Retained earnings	27,186	10,185

Total SouFun Holdings Limited shareholders’ equity	115,712	91,908

Noncontrolling interests	—	75

Total shareholders’ equity	115,712	91,983

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	716,651	580,371

SouFun Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

( in U.S. dollars in thousands, except share data and per ADS data )

	For the three months ended
	September 30, 2012	September 30, 2011
Revenues:
Marketing services	79,717	81,710
Listing services	20,312	16,435
E-commerce services	25,590	9,464
Other value-added services	1,624	1,007

Total revenues	127,243	108,616

Cost of Revenues:
Cost of services	(20,819)	(20,592)

Total Cost of Revenues	(20,819)	(20,592)

Gross Profit	106,424	88,024

Operating expenses:
Selling expenses	(20,647)	(19,561)
General and administrative expenses	(19,502)	(17,710)

Total Operating Expenses	(40,149)	(37,271)

Operating Income	66,275	50,753

Foreign exchange gain	23	2
Interest income	4,995	3,319
Interest expense	(2,262)	(787)
Realized gain-trading securities	—	46
Government grants	181	281

Income before income taxes and noncontrolling interests	69,212	53,614
Income tax expenses
Income tax expense	(20,042)	(10,766)

Net income	49,170	42,848
Net income attributable to noncontrolling interests	—	(8)

Net income attributable to SouFun Holdings Limited shareholders	49,170	42,856
Other comprehensive income, net of tax
Foreign currency translation	(642)	4,498

Total other comprehensive income, net of tax	(642)	4,498

Comprehensive income	48,528	47,354

Earnings per share for Class A and Class B ordinary shares
Basic	0.64	0.56

Diluted	0.61	0.52

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,906,873	76,344,192

Diluted	80,532,484	81,949,165

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: November 20, 2012

Exhibit Index

Exhibit 99.1 – Press Release